HSBC Finance Corporation
26525 North Riverwood Blvd.
Mettawa, IL 60045

November 4, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Finance Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 4, 2013.  The disclosure is included in the Quarterly Report on Form 10-Q in Item 5 under the heading “Other Information.”

Respectfully submitted,
 /s/ Eric K. Ferren

Eric K. Ferren
Executive Vice President and Chief Accounting Officer
HSBC Finance Corporation